UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number:  001-41324

AKANDA CORP.

(Name of registrant)

1a, 1b Learoyd Road

New Romney TN28 8XU, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

EXHIBIT INDEX

On February 20, 2024, Akanda Corp. issued a press release entitled “Akanda Corp. Provides Update on Annual Meeting of its Shareholders”, a copy of which is furnished herewith as Exhibit 99.1 to this Report on Form 6-K. The notice of an application for extension of time to hold annual general meeting is also furnished herewith as Exhibit 99.2 to this Report on Form 6-K.

The press release furnished in this report as Exhibit 99.1 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

Exhibit No.	Description

99.1	Press Release Issued by Akanda Corp. to Provides Update on Annual Meeting of its Shareholders
99.2	Notice to Shareholders - Application for Extension of Time to Hold Annual General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AKANDA CORP.
(Registrant)

Date: February 20, 2024	By:	/s/ Katie Field
		Name:	Katie Field
		Title:	Interim Chief Executive Officer and Director

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